SMART Technologies Inc.

Interim Consolidated Financial Statements (unaudited)

Three months ended June 30, 2016 and 2015

SMART Technologies Inc.

Consolidated Statements of Operations (unaudited)

(thousands of U.S. dollars, except per share amounts)

Three months ended June 30,
	2016	2015
Revenue	$82,069	$98,737
Cost of sales	56,019	62,487

Gross margin	26,050	36,250

Operating expenses
Selling, marketing and administration	20,990	24,964
Research and development	6,955	10,965
Depreciation and amortization	1,530	2,469
Restructuring costs	10	211

	29,485	38,609

Operating loss	(3,435)	(2,359)

Non-operating expenses (income)
Interest expense	4,388	4,682
Foreign exchange loss (gain)	521	(1,965)
Other expense (income)	18	(121)

	4,927	2,596

Loss before income taxes	(8,362)	(4,955)

Income tax (recovery) expense
Current	354	411
Deferred	(900)	(3,159)

	(546)	(2,748)

Net loss	$(7,816)	$(2,207)

Loss per share
Basic	$(0.64)	$(0.18)
Diluted	$(0.64)	$(0.18)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Comprehensive Loss (unaudited)

(thousands of U.S. dollars)

Three months ended June 30,
	2016	2015
Net loss	$(7,816)	$(2,207)
Other comprehensive loss
Unrealized (loss) gain on translation of consolidated financial statements to U.S. dollar reporting currency	(291)	207
Unrealized losses on translation of foreign subsidiaries to Canadian dollar functional currency, net of income taxes of $(31) for the three months ended June 30, 2016 (June 30, 2015—$190))	(129)	(756)

	(420)	(549)

Total comprehensive loss	$(8,236)	$(2,756)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets (unaudited)

(thousands of U.S. dollars, except number of shares)

	June 30, 2016	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$24,155	$19,960
Trade receivables, net of allowance for receivables of $4,248, and $4,205	59,166	46,572
Income taxes recoverable	5,216	5,349
Inventory	38,048	42,651
Other current assets	5,705	6,661

	132,290	121,193

Inventory	4,403	5,242
Property and equipment	42,832	44,094
Deferred income taxes	3,779	3,150
Other long-term assets	515	528

	$183,819	$174,207

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$30,446	$8,929
Accrued and other current liabilities	35,512	36,575
Deferred revenue	17,422	16,458
Current portion of capital lease obligation	1,174	1,152
Current portion of long-term debt	12,500	12,500

	97,054	75,614

Long-term debt	91,410	93,919
Capital lease obligation	51,297	51,470
Deferred revenue	13,831	13,608
Deferred income taxes	—	247
Other long-term liabilities	584	635

	254,176	235,493
Commitments and contingencies

Shareholders’ deficit
Share capital
Common Shares—no par value; unlimited shares authorized; issued 12,242,992	696,506	696,506
Treasury Shares (Common Shares)—41,050	(840)	(840)
Accumulated other comprehensive income	211	631
Additional paid-in capital	43,643	44,478
Accumulated deficit	(809,877)	(802,061)

	(70,357)	(61,286)

	$183,819	$174,207

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ (Deficit) Equity (unaudited)

(thousands of U.S. dollars)

Three months ended June 30,
	2016	2015
Share capital amount
Balance at beginning of period	$695,666	$695,311
Participant Equity Loan Plan	—	2
Shares issued under stock plans	—	312

Balance at end of period	695,666	695,625

Accumulated other comprehensive income
Balance at beginning of period	631	2,672
Other comprehensive loss	(420)	(549)

Balance at end of period	211	2,123

Additional paid-in capital
Balance at beginning of period	44,478	48,630
Stock-based compensation (recovery) expense	(835)	1,146
Shares issued under stock plans	—	(312)

Balance at end of period	43,643	49,464

Accumulated deficit
Balance at beginning of period	(802,061)	(741,158)
Net loss	(7,816)	(2,207)

Balance at end of period	(809,877)	(743,365)

Total shareholders’ (deficit) equity	$(70,357)	$3,847

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows (unaudited)

(thousands of U.S. dollars)

Three months ended June 30,
	2016	2015
Cash provided by (used in)
Operations
Net loss	$(7,816)	$(2,207)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	1,882	3,454
Amortization of deferred financing fees	223	235
Amortization of long-term debt discount	396	396
Non-cash recovery in other liabilities	(43)	(6)
Stock-based compensation (recovery) expense	(835)	1,146
Unrealized loss (gain) on foreign exchange	561	(2,187)
Deferred income tax recovery	(900)	(3,159)
Changes in operating assets and liabilities:
Trade receivables	(12,884)	(8,662)
Inventory	5,571	(21,520)
Other current assets	945	(1,010)
Income taxes recoverable	187	(406)
Accounts payable, accrued and other current liabilities	20,080	17,538
Deferred revenue	1,109	1,408

Cash provided by (used in) operating activities	8,476	(14,980)

Investing
Capital expenditures	(643)	(1,344)

Cash used in investing activities	(643)	(1,344)

Financing
Repayment of long-term debt	(3,125)	(2,344)
Repayment of capital lease obligation	(283)	(279)
Participant equity loan plan, net	—	4

Cash used in financing activities	(3,408)	(2,619)
Effect of exchange rate changes on cash and cash equivalents	(230)	890

Net increase (decrease) in cash and cash equivalents	4,195	(18,053)
Cash and cash equivalents, beginning of period	19,960	54,465

Cash and cash equivalents, end of period	$24,155	$36,412

Cash and cash equivalents are comprised as follows
Cash	$15,636	$23,435
Cash equivalents	8,519	12,977

	$24,155	$36,412

Supplemental cash flow disclosures:
Interest paid	$3,313	$3,532
Income taxes paid	$121	$554
Changes in non-cash capital expenditures in accounts payable and accrued and other current liabilities	$(151)	$485

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

1. Basis of presentation and significant accounting policies

The unaudited interim consolidated financial statements of SMART Technologies Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with those disclosed in the Company’s annual audited consolidated financial statements except as discussed below. They do not include all the disclosures required by GAAP for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2016, which have been prepared in accordance with GAAP. All normal recurring adjustments considered necessary for fair presentation have been included in these financial statements.

Future Operations

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to discharge its obligations and realize its assets in the normal course of operations for the foreseeable future. For the three months ended June 30, 2016, the Company reported a net loss of $7,816, and has a shareholders’ deficit of $70,357, as a result of continued declines in education and enterprise sales during the period and slower than anticipated SMART kapp sales. In addition, the Company’s asset-based loan matures in July 2017. These circumstances indicate that there exist events or conditions that cast substantial doubt on the Company’s ability to continue as a going concern. In response to these events and conditions, on May 26, 2016, the Company entered into an Arrangement Agreement with Foxconn Technology Group (the “Arrangement Agreement”), which is expected to close in the second quarter of fiscal 2017. As a result of the announced Arrangement Agreement, the Company’s long-term debt and credit facility are expected to be refinanced. Management’s plan alleviates any substantial doubt about the Company’s ability to continue as a going concern, and management believes that the going concern assumption is therefore appropriate for these financial statements.

Pending Arrangement with Foxconn Technology Group

In connection with the Arrangement Agreement, Foxconn Technology Group (“Foxconn”) agreed to acquire all of the outstanding Common Shares of the Company for a cash payment of US$4.50 per Common Share. In connection with the Arrangement Agreement, the Board has approved the accelerated vesting of all outstanding “in-the-money” options and restricted share units, subject to the closing of the Arrangement Agreement.

The closing of the Arrangement Agreement is subject to customary conditions for a transaction of this nature, which include court and regulatory approvals and the approval of 66 2/3% of the votes cast by the Company’s shareholders. The Arrangement Agreement was approved by approximately 96.2% of the votes cast by the Company’s shareholders at the special meeting held on July 22, 2016. The Court of Queen’s Bench of Alberta granted a final order approving the Arrangement Agreement on July 28, 2016. The Arrangement Agreement provides that in the event of its termination under specified circumstances, the Company will be required to pay Foxconn a termination fee of $8,900.

(a) Recent accounting guidance adopted

In April 2015, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update to simplify the presentation of debt issuance costs. The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. In August 2015, the FASB issued clarification that debt issuance costs related to line-of-credit arrangements could be presented as an asset and

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

amortized, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. This guidance was adopted beginning April 1, 2016, and previously reported deferred financing fees, classified under non-current assets, have been reclassified as a direct deduction from long-term debt to reflect the retrospective application as follows as at March 31, 2016:

March 31, 2016
Deferred financing fees, as reported	$1,515
Reclassification of deferred financing fees	(1,515)

Deferred financing fees, as reclassified	$—

March 31, 2016
Long-term debt, as reported	$95,434
Reclassification of deferred financing fees	(1,515)

Long-term debt, as reclassified	$93,919

(b) Recent accounting guidance not yet adopted

In May 2014, the FASB issued a comprehensive new revenue recognition standard, as well as subsequent updates, which will supersede existing revenue recognition guidance. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for fiscal periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption is not permitted prior to fiscal periods beginning after December 15, 2016. The new standard will be effective for the Company beginning April 1, 2018. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2016, the FASB issued a new accounting standard on leases which will supersede existing leases guidance. The standard requires companies to include the majority of their lease obligations in their balance sheet, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and corresponding lease liability. The standard also requires expanded disclosures surrounding lease transactions. The standard is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, and allows for modified retrospective adoption. Early adoption is permitted. The new standard will be effective for the Company beginning April 1, 2019. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In March 2016, the FASB issued a new accounting standard update to simplify the accounting for share-based payments. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The new standard will be effective for the Company beginning April 1, 2017. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

In June 2016, the FASB issued a new accounting standard update that replaces the “incurred loss” impairment methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2018. The new standard will be effective for the Company beginning April 1, 2020. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Restructuring costs

Restructuring activities from fiscal 2012 to 2016 included cost reduction initiatives primarily related to kapp sales and marketing activities and related research and development spend, merging the Education and Enterprise segments and outsourcing of the Company’s information technology function, the closure of the Ottawa business location, the exit of the optical touch sensor business for desktop displays and restructuring of NextWindow, increased focus on target markets, streamlined corporate support functions and cost reductions, the transfer of interactive display assembly operations to contract manufacturers and a change in business focus for specific regions including movement to a leaner organizational structure with additional reliance placed on key channel partners.

Changes in the accrued restructuring obligation associated with these restructuring activities were as follows:

Three months ended June 30, 2016
Employee Termination Costs
Balance at beginning of period	$900
Restructuring costs paid	(46)
Adjustments	10
Currency translation adjustment	(32)

Balance at end of period	$832

	Three months ended June 30, 2015
	Employee Termination Costs	Facilities Costs	Other Restructuring Costs	Total
Balance at beginning of period	$5,110	$217	$40	$5,367
Restructuring costs paid	(1,992)	—	(31)	(2,023)
Adjustments	(34)	245	—	211
Currency translation adjustment	125	(17)	—	108

Balance at end of period	$3,209	$445	$9	$3,663

At June 30, 2016, the Company has incurred total restructuring costs to date of $51,193 since the commencement of the restructuring activities discussed above, comprised of employee termination benefits of $35,790, facilities costs of $12,651, and other restructuring costs of $2,752.

At June 30, 2016, $832 (March 31, 2016—$900) of the accrued restructuring obligation was included in accrued and other current liabilities.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

3. Inventory

The components of inventory were as follows:

	June 30, 2016	March 31, 2016
Finished goods	$41,327	$47,139
Raw materials	1,124	754
Non-current inventory	(4,403)	(5,242)

Current inventory	$38,048	$42,651

4. Property and equipment

The components of property and equipment were as follows:

	June 30, 2016	March 31, 2016
Cost
Asset under capital lease, net of deferred gain	$45,866	$45,604
Information systems, hardware and software	51,222	50,953
Assembly equipment, furniture, fixtures and other	21,981	21,398
Assets under development	233	418

	$119,302	$118,373
Accumulated depreciation and amortization
Asset under capital lease, net of deferred gain	$(8,814)	$8,094
Information systems, hardware and software	(48,083)	47,268
Assembly equipment, furniture, fixtures and other	(19,573)	18,917

	$(76,470)	$74,279
Net book value
Asset under capital lease, net of deferred gain	$37,052	$37,510
Information systems, hardware and software	3,139	3,685
Assembly equipment, furniture, fixtures and other	2,408	2,481
Assets under development	233	418

	$42,832	$44,094

5. Product warranty

Changes in the accrued warranty obligation, which is included in accrued and other current liabilities, were as follows:

	Three months ended June 30,
	2016	2015
Balance at beginning of period	$12,787	$11,448
Actual warranty costs incurred	(2,041)	(2,133)
Warranty expense	917	1,979
Currency translation adjustment	36	261

Balance at end of period	$11,699	$11,555

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

6. Long-term debt and credit facilities

The components of long-term debt were as follows:

	June 30, 2016	March 31, 2016
Term loan	$97,656	$100,781
Unamortized debt discount	(2,450)	(2,847)
Deferred financing fees	(1,296)	(1,515)
Current portion of long-term debt	(12,500)	(12,500)
Asset-based loan	10,000	10,000

	$91,410	$93,919

All debt and credit facilities are U.S. dollar facilities. The Company’s debt and credit facilities contain standard borrowing conditions, and could be recalled by the lenders if certain conditions are not met.

The Company holds a four-and-a-half year, $125 million senior secured term loan (the “Term loan”), which matures on January 31, 2018 and bears interest at LIBOR plus 9.25% with a LIBOR floor of 1.25% at June 30, 2016. The Term loan requires mandatory repayments, on a quarterly basis, of 10.0% per annum over the last two years of its term. In addition, the Term loan is subject to an annual excess cash flow sweep, as defined under the credit agreement. The Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flows, contingent upon the Company’s leverage ratio at the time.

The Company also has a $50,000 asset-based loan (the “ABL”) that bears interest at LIBOR plus 2.5% at June 30, 2016. The ABL matures on July 31, 2017 and $10,000 was drawn from the ABL facility at June 30, 2016 (March 31, 2016—$10,000). The availability of the ABL is limited by certain accounts receivable balances calculated on a monthly basis and the outstanding standby letter of credit totaling $1,000 at June 30, 2016 (March 31, 2016—$1,000). The Company had $30,275 of availability from the ABL facility at June 30, 2016.

7. Share capital

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series.

The share capital activity was as follows:

	Amount	Number of Shares
Common Shares
Balance at March 31, 2016	$696,506	12,242,992

Balance at June 30, 2016	$696,506	12,242,992
Common Shares—Treasury Shares
Balance at March 31, 2016	$(840)	(41,050)

Balance at June 30, 2016	$(840)	(41,050)

Total share capital	$695,666	12,201,942

8. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

The reasons for these differences are as follows:

	Three months ended June 30,
	2016	2015
Loss before income taxes	$(8,362)	$(4,955)
Combined tax rate	27.00%	26.50%

Expected income tax recovery	$(2,258)	$(1,313)
Adjustments
Non-deductible, non-taxable items	(258)	(8)
Tax rate variance	174	(1,174)
Change in valuation allowance	2,251	97
Investment tax credits	(401)	(423)
Other	(54)	73

Income tax recovery	$(546)	$(2,748)

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiaries file federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2009. Tax authorities in various jurisdictions are conducting examinations of local tax returns for various taxation years ending after March 31, 2009. Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material impact on the consolidated income tax provision and the net income (loss) for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although such a change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of its tax filing positions may impact the Company’s income tax liability.

9. Loss per share amounts

Basic loss per share is computed based on the weighted average number of Common Shares outstanding during the period. Diluted loss per share is computed based on the weighted average number of Common Shares plus the effect of dilutive potential Common Shares outstanding during the period using the treasury stock method. Dilutive potential Common Shares include outstanding stock options, deferred share units and restricted share units.

The components of basic and diluted loss per share were as follows:

	Three months ended June 30,
	2016	2015
Net loss available to common shareholders	$(7,816)	$(2,207)
Weighted-average number of shares outstanding	12,201,942	12,182,739
Effect of dilutive securities	—	—

Weighted-average diluted shares	12,201,942	12,182,739

Basic loss per share	$(0.64)	$(0.18)
Diluted loss per share	$(0.64)	$(0.18)

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

No dilutive securities were included in the diluted earnings per share calculation for the three months ended June 30, 2016 or 2015 due to net losses reported.

10. Commitments and contingencies

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. It is not anticipated that the Company would suffer a material loss in the event it is required to honor these guarantees.

11. Segment disclosure

Revenue information relating to the geographic locations in which the Company sells products was as follows:

	Three months ended June 30,
	2016	2015
Revenue
United States	$57,318	$64,062
Canada	7,033	7,877
Europe, Middle East and Africa	14,702	24,648
Rest of World	3,016	2,150

	$82,069	$98,737

For the three months ended June 30, 2016, one distributor and one reseller accounted for 14% and 13% of total revenue, respectively. For the three months ended June 30, 2015, one distributor accounted for 14% of total revenue.

12. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and the U.S. dollar (“USD”), the Euro (“EUR”), and British pound sterling (“GBP”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar-denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

These programs reduce but do not entirely eliminate the impact of currency exchange movements. The Company does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company does not apply hedge accounting to its interest rate derivatives.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, partially mitigates this credit risk.

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

June 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$8,519	$—	$—	$8,519
Derivative instruments	—	721	—	721

Total assets	$8,519	$721	$—	$9,240

March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$8,629	$—	$—	$8,629
Derivative instruments	—	726	—	726

Total assets	$8,629	$726	$—	$9,355

Liabilities
Derivative instruments	$—	$125	$—	$125

Total liabilities	$—	$125	$—	$125

(a) Fair value of derivative contracts

June 30, 2016
	Asset (liability) fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$71	Aug 2016 to Jan 2017	1.3067 – 1.3067	USD 6,000	Sell
	302	Jul 2016 to May 2017	1.4648 – 1.592	EUR 5,500	Sell
	348	Jul 2016 to Sep 2016	2.0201 – 2.0201	GBP 1,500	Sell

$721

March 31, 2016
	Asset (liability) fair value	Contract term	Rates	Notional amounts of quantity	Buy/Sell
Foreign exchange forward derivative contracts	$(48)	Apr 2016 to Jun 2016	1.2492 – 1.2946	USD 4,000	Sell
	293	Apr 2016 to Oct 2016	1.3762 – 1.5920	EUR 9,000	Sell
	356	Apr 2016 to Sep 2016	2.0201 – 2.0201	GBP 3,000	Sell

$601

The Company enters into foreign exchange forward derivative contracts to economically hedge its risks in the movement of foreign currencies against the Company’s functional currency of the Canadian dollar. At June 30, 2016, the fair value of foreign exchange derivative contracts includes $721 in other current assets (March 31, 2016—$726) and nil in accrued and other current liabilities (March 31, 2016—$125). Changes in the

SMART Technologies Inc.

Notes to Consolidated Financial Statements (unaudited)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the three months ended June 30, 2016 and 2015

fair value of these contracts are included in foreign exchange loss (gain). The Company recorded a gain of $630 and a loss of $709 on these contracts for the three months ended June 30, 2016 and 2015, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

(b) Long-term debt

The estimated fair value of the Company’s Term loan has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of the Term loan was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves and other inputs such as a discount rate that is intended to represent the Company’s credit risk for secured or unsecured obligations. The Company estimates its credit risk based on the corporate credit rating and the credit rating on its variable-rate long-term debt and utilizes benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s Term loan are as follows:

	June 30, 2016		March 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt, excluding debt discount	$97,656	$97,625	$100,781	$99,671

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables, accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.